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                                                                    Exhibit 99.1


                                                                     [SAP LOGO]
Press
Information

FOR IMMEDIATE RELEASE




        SAP REPORTS 1999 FIRST QUARTER RESULTS; REVENUES INCREASE 22% TO
                                EUR 1.08 BILLION

                         IMPACT OF ADOPTION OF U.S. GAAP


WALLDORF, Germany - April 21, 1999 - SAP AG (NYSE: SAP), the world's leading provider of Enterprise Resource Planning software, today announced its sales for the quarter ended March 31, 1999. This is the first quarter in which financial results are reported in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Company has issued an additional press release providing information on the impact of adopting U.S. GAAP. Revenues grew 22% to EUR 1,076 million (1998 Q1: EUR 882 million)(US $1,163 million*). Net income was unchanged at EUR 98 million ($106 million); pretax profit for the quarter fell 1% to EUR 172 million (1998: EUR 173 million)($186 million).

 "The first quarter results are better than expected, taking into account the effects of adopting U.S. GAAP, careful management of expenditures and headcount increases, as well as several major contracts in Europe signed during the last week of the quarter," said Henning Kagermann, SAP co-chairman and CEO. "However, we expect that the positive effects on the quarterly results will even out over the course of the year, so there should be little difference between results prepared under U.S. and German GAAP on an annual basis," added Kagermann.

 "We still anticipate a 20 to 25% increase in sales for fiscal 1999, with the pretax profit margin improving up to one percentage point higher than last year's 21.6% after U.S. GAAP," concluded Kagermann.

ADOPTION OF U.S. GAAP
SAP adopted U.S. GAAP effective January 1, 1999 and restated the 1998 fiscal results for comparative purposes. Contractual terms for transactions consummated during the first quarter of 1999 required significantly less revenue deferrals than the comparable period last year; thus, revenues are approximately EUR 40 million higher than they would have been if recorded under

* US dollar equivalents are provided for reader convenience at the March 31, 1999 exchange rate of US $1.0808 = EUR 1

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German GAAP. In accordance with U.S. GAAP net unrealized losses on forward coverage contracts were charged directly to shareholders' equity. Together these two effects account almost completely for the difference between the pretax results calculated using U.S. and German GAAP. Under German GAAP, revenues would have increased 20% and pretax profit would have decreased 19%.

Notwithstanding adoption of U.S. GAAP, the decline in the value of the SAP preferred share price required the reversal EUR 15.5 million of expenses recorded in 1998 for the employees' stock appreciation rights program (STAR).

STRONG GROWTH IN EUROPE
The Europe, Middle East, and Africa (EMEA) region generated the biggest revenue growth, increasing 36% to EUR 529 million (1998: EUR 390 million). In the Americas, revenues increased 14% to EUR 448 million (1998: EUR 394 million); at like-for-like exchange rates, sales in the Americas region would have grown 25%. In the Asia-Pacific region, first quarter sales remained at last year's level of EUR 99 million, an increase of 3% at last year's exchange rates. The 22% overall growth in sales revenue would have been six percentage points higher at 1998 first quarter exchange rates.

Kevin McKay, CEO and President of SAP America, said, "While concern over the Y2K issue still persists, we have noticed increased interest in SAP's R/3 and New Dimension products as our inter-enterprise operability becomes more prominent because of the Internet."

INCREASE IN REVENUES
Product sales, up 7% to EUR 615 million (1998: EUR 575 million), were the largest contributor to revenue in the first quarter. Consulting revenue increased 65% to EUR 343 million (1998: EUR 209 million). Revenue from training rose 19% to EUR 110 million (1998: EUR 92 million). Product revenues as a percentage of total first quarter revenues decreased from 65% to 57%.

"These impressive results again demonstrate SAP's great potential in the enterprise resource planning market," stated Hasso Plattner, SAP co-chairman and CEO. "It also confirms that our focus on the user as well our strategic Internet orientation are right for the future."

HIGHLIGHTS OF THE FIRST QUARTER
Highlights included:

o Business Information Warehouse (SAP BW) Version 1.2B was delivered at the end of March. Approximately 470 systems have now been shipped worldwide. Customers include Hercules Inc. (United States), Clariant AG (Switzerland), and RWE AG (Germany).

o The new SAP Business-to-Business Procurement (SAP B2B Procurement) software became generally available at the end of March. Robert Bosch GmbH (Germany) is one of the first companies to use this software for procuring goods and services via the Internet.

o SAP's supply chain management software SAP Advanced Planner and Optimizer (SAP APO) was first delivered at the end of 1998. More than 110 systems have now been delivered worldwide. Customers include Colgate-Palmolive Inc. and Motts (United States); Fischerwerke and Deutsche Goodyear (Germany).


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o    The first of SAP's customer relationship management software products, SAP
     Sales and SAP Service, were delivered on time at the end of March to the first 13 customers.

o In March, results from EnjoySAP, the usability initiative, were presented to an enthusiastic public in Palo Alto, CA and at CeBIT in Hanover, Germany. EnjoySAP addresses user requirements which have resulted in a redesign of the software. It is easier to learn, quicker to work with, and more adaptable to the way individuals work.

KEY FIGURES (IN EUR MILLIONS)

                                      Q1 1999                Q1 1998                CHANGE               % CHANGE
                                      -------                -------                ------               --------
Total Revenue                           1,076                    882                   194                   + 22
                                       ------
Income before income taxes                172                    173                   - 1                    - 1
                                       ------                -------                 -----                   ----

Net income                                 98                     98                     0                      0
                                       ------                 ------                 -----                   ----

Number of employees (March 31)         20,406                 15,010                 5,396                   + 36
                                       ------                 ------                 -----                   ----

- thereof Germany                       8,045                  6,224                 1,821                   + 29
                                       ------                 ------                 -----                   ----

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as "believe", "expect" and "project" as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation publicly to update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the Securities and Exchange Commissions (the "SEC"), including its most recently filed Form 20-F and Form F-1, as filed with the SEC on June 22, 1998, and the Company's Form 20-F for 1998 that is expected to be filed with the SEC in April 1999.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #

                               (Tables to follow)


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For more information, please contact:

MEDIA:
             Michael Pfister, SAP AG, 49-6227-7-41758
             John Milana, SAP America, 610-355-4054

INVESTOR RELATIONS:
             Gundolf Moritz, SAP AG, 49-6227-7-44872
             Jim Prout, Taylor Rafferty, 212-889-4350




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CONSOLIDATED INCOME STATEMENTS 1ST QUARTER 1999
SAP Group (in EUR millions)


                                                     Q1 1999        Q1 1998       CHANGE
                                                     -------        -------       ------
     Product revenue                                     615            575           7%
         Consulting revenue                              343            209          65%
         Training revenue                                110             92          19%
     Service revenue                                     453            301          50%
     Other revenue                                         8              6          43%
                                                     -------        -------       ------
TOTAL REVENUE                                          1,076            882          22%
                                                     -------        -------       ------

     Cost of product                                     -96            -77          25%
     Cost of service                                    -389           -263          48%
     Research and development                           -138           -108          28%
     Sales and marketing                                -225           -204          10%
     General and administration                          -42            -48         -12%
     Other income/expenses, net                          -12            -12           0%
                                                     -------        -------       ------
TOTAL OPERATING EXPENSE                                 -902           -712          27%
                                                     -------        -------       ------
                                                     -------        -------       ------
OPERATING INCOME                                         174            170           2%
                                                     -------        -------       ------
Other non-operating income/
expenses, net                                             -6              0         n.a.
Finance income, net                                        4              3          20%
                                                     -------        -------       ------
INCOME BEFORE INCOME TAXES                               172            173          -1%
                                                     -------        -------       ------

Income taxes                                             -74            -75          -1%
                                                     -------        -------       ------
NET INCOME                                                98             98           0%
                                                     -------        -------       ------

                                                     -------        -------
DSO (IN DAYS)                                            108            100
                                                     -------        -------




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CONSOLIDATED BALANCE SHEETS 1ST QUARTER 1999
SAP Group (in EUR millions)

ASSETS

                                                                             03/31/1999             12/31/1998
INTANGIBLE ASSETS                                                                    85                     75
PROPERTY, PLANT AND EQUIPMENT                                                       678                    645
FINANCIAL ASSETS                                                                    227                    184
                                                                                  -----                  -----
FIXED ASSETS                                                                        990                    904
INVENTORIES/ ACCOUNTS RECEIVABLE
AND OTHER ASSETS                                                                  1,786                  1,676
LIQUID ASSETS                                                                       782                    670
                                                                                  -----                  -----
CURRENT ASSETS                                                                    2,568                  2,346
DEFERRED TAXES                                                                      199                    114
PREPAID EXPENSES AND DEFERRED CHARGES                                                56                     21
                                                                                  -----                  -----
TOTAL ASSETS                                                                      3,813                  3,385

SHAREHOLDERS' EQUITY AND LIABILITIES
                                                                             03/31/1999             12/31/1998

SHAREHOLDERS' EQUITY                                                              1,950                  1,818
MINORITY INTEREST                                                                     7                      7
RESERVES AND ACCRUED LIABILITIES                                                    569                    653
OTHER LIABILITIES                                                                   631                    600
DEFERRED INCOME                                                                     656                    307
                                                                                  -----                  -----
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES                                        3,813                  3,385
